Vodafone Group Plc

One Kingdom Street

Paddington

London

W2 6BY

IRAN NOTICE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

May 22, 2026

Re: Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, notice is hereby provided that Vodafone Group Public Limited Company has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2026 (page 22 of the document), which was filed with the Securities and Exchange Commission on May 22, 2026.

Respectfully submitted,

Vodafone Group Public Limited Company

/s/ Maaike de Bie
Maaike de Bie
Group General Counsel and Company Secretary

Vodafone Group Plc

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vodafone Group Plc

One Kingdom Street, Paddington Central, London, W2 6BY, England

T +44 (0)1635 33251 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 01833679